

Mail Stop 3561

September 11, 2015

Kevin Mackay
Chief Executive Officer
Teekay Tankers Ltd.
4th Floor, Belvedere Building,
69 Pitts Bay Road
Hamilton HM 08, Bermuda

> **Re:** **Teekay Tankers Ltd.**
> **Registration Statement on Form F-3**
> **Filed August 21, 2015**
> **File No. 333-206495**

Dear Mr. Mackay:

We have limited our review of your registration statement to those issues we have addressed in our comment. In our comment, we have asked you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comment applies to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to this comment, we may have additional comments.

General

1. You state that the issuance of the resale shares to the selling securityholder will occur over an extended period as the selling securityholder successfully delivers a total of 12 oil tankers to the company pursuant to the Memoranda of Agreement dated August 4, 2015. Please provide your analysis how the Class A Common Stock included in this registration statement is "outstanding" for the purposes of General Instruction I.B.3 to Form F-3, in particular how the selling securityholder is irrevocably bound in light of the terms of the issuance of the resale shares to the selling securityholder. For guidance, please refer to Securities Act Sections Compliance and Disclosure Interpretation 134.01.

Kevin Mackay
Teekay Tankers Ltd.
September 11, 2015
Page 2

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Act of 1933 and all applicable Securities Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

Notwithstanding our comments, in the event you request acceleration of the effective date of the pending registration statement, please provide a written statement from the company acknowledging that:

- should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

- the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

- the company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please refer to Rules 460 and 461 regarding requests for acceleration. We will consider a written request for acceleration of the effective date of the registration statement as confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

You may contact Julie Griffith at 202-551-3267 or me at 202-551-3217 with any other questions.

Sincerely,

/s/ A.N. Parker *for*

J. Nolan McWilliams
Attorney-Advisor
Office of Transportation & Leisure